

November 2, 2011

<u>Via E-Mail</u>
Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re:** **Target Acquisitions I, Inc.**
> **Form 8-K and 8-K/A**
> **Filed September 30 and October 6, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **File No. 000-53328**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed October 6, 2011

General

1. You state on page two with regard to the information and statistics cited that you have obtained from research publications that you have not independently verified the information and investors should not unduly rely on it. Please remove this statement, as such statement implies you are not responsible for the accuracy of the information you elect to include in your disclosure document. In addition, add disclosure confirming that the company is responsible for all of the disclosure in the Form 8-K.

2. In several instances it appears your disclosure implies that you are currently a mineral exploration, development, or production company. However, on page 18 of your disclosure, you state that you do not have a mining permit and the property that you propose to mine must be competitively bid. Please revise your disclosure to clarify that you are currently a mineral processing company and that you do not have any contractual agreements in place giving you the authority to perform exploration or mining activities.

Description of Business, page 2

Business Overview, page 2

3. Please revise your disclosure to explain how the VIE structure allows you to avoid any question as to whether China Jinxin is subject to foreign ownership restrictions. Also, explain how such disclosure is consistent with the last risk factor on page 38.

4. Please revise your disclosure to provide the basis for your belief that the VIE structure will allow you to control and operate the business of China Jinxin. Provide a more detailed discussion of the VIE agreements and how they result in the control of China Jinxin.

5. Please revise your disclosure here and elsewhere as appropriate to clearly describe the regulatory regime that made it more feasible for the Company to use the VIE arrangement.

6. Please revise your disclosure here and elsewhere as appropriate to explain who currently owns the Zhuolu Mine and/or who currently has the right to extract iron ore from the mine. Clarify how you obtain the iron ore that you then process.

Acquisition of Real Fortune BVI, page 3

7. We note your short descriptions of your VIE agreements on page four. Please revise to provide a description of all of the material terms of these agreements, including a discussion of any consideration provided to the shareholders of China Jinxin for entering into the VIE agreements.

8. We note that Exhibit 10.4 reflects that Jiazhen Liu held 47% of the shares in China Jinxin prior to the equity pledge agreement and other related agreements that form the VIE structure. Please explain how Mr. Liu's interest in the total company was reduced from this 47% to the 7.6% reflected in the beneficial ownership table when the assets of the combined company are almost entirely in China Jinxin.

9. We also note that the purchase option agreement filed as exhibit 10.3 only relates to a shareholder who controls 21.87% of the shares. Please file each agreement or revise the disclosure to reflect the limited purchase right.

Our Industry, page 6

Introduction to iron ore, page 6

10. We note the extensive use of graphs, charts and statistics in this section. Please revise to provide the sources of your industry statistics, including date(s) of publication, title(s), author(s), whether they are available publicly and website addresses, if available, to which investors can refer to obtain this information. Please provide us supplementally with copies of the source materials.

Our production facilities, page 11

11. We note that the water permit and temporary manufacturing license for mineral production expire at the end of 2011. Please revise your disclosure to indicate your plans to renew these and any other expiring permits and licenses. Discuss the renewal process and the estimated timing for obtaining any renewals.

Description of Property, page 13

12. Please revise your disclosure to clarify how you were able to build your production facilities if the land was not state-owned during the period of construction and at the time the lease was entered into. Does this impact the validity of the lease?

13. We note that the ownership of almost all of the total area of the houses terminated in 2009. Clarify what the houses were used for and whether this has or is expected to impact your operations.

Our Products, page 13

14. Please revise your disclosure to explain how long the iron ore displaced during the construction of your facilities on the Zhuolu Mine will last. If appropriate, make it clear throughout your disclosure that you currently do not have the rights to any additional iron ore from the Zhuolu Mine.

Employees, page 15

15. Please disclose the number of full time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Competition, page 16

16. Please clarify your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Mining Rights page 18

17. Until you have a contractual agreement in place that will allow you to perform mineral exploration, development, or production activities, please remove all property description disclosure, including the reserves, regarding the Zhuolu Mine.

18. We note you disclose that you have not obtained any mining permits to date. In all places throughout your filing in which you refer to a mine or mining activities, please also disclose that you have no mining activities or rights at this time and that all discussions of mines or mining activities relate to planned future activities for which you have not yet obtained a permit. Please ensure that the context of your disclosure does not imply that you have a mine, a right to mine or reserves.

Government Regulation, page 19

Regulations Relating to Exploitation and Mineral Rights, page 19

19. You indicate that mineral processing projects belong to the category of encouraged foreign investment industries. In light of this, please explain why you were structured to avoid foreign ownership restrictions, as discussed on page two and elsewhere.

Regulations Relating to Mining Safety, page 21

20. Please revise the disclosure to explain the meaning of the phrase "trial production phase" on page 22.

Risk Factors, page 26

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

22. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your

books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c) the nature of his or her contractual or other relationship to you;
    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    a) the name and address of the accounting firm or organization;
    b) the qualifications of their employees who perform the services for your company;
    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    d) how many hours they spent last year performing these services for you; and
    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

25. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    b) how many hours they spent last year performing these services for you; and

     c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

26. It appears you do not have an audit committee. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting. If you do have an audit committee, please describe the extent of the audit committee's U.S. GAAP knowledge.

"We have not yet obtained the necessary permits to mine…", page 26
"We have not yet obtained all the necessary permits to operate our production facilities.", page 26

27. Please expand your risk factors to address how a failure to obtain the required permits will impact your production facility, financial statements and business plans.

We do not have the land use rights to the property upon which our mine is located, page 27

28. Please revise your disclosure here and elsewhere as appropriate to clarify the reference to "your mine" given that it appear s that you do not own the land upon which the Zhuolu Mine is located and that you currently do not have the right to extract iron ore from the mine.

Risks Relating to the VIE agreements, page 38

The PRC government may determine…, page 38

29. Please clarify the reference to your "steel production business" here and elsewhere in the risk factor section.

Management's Discussion and Analysis of Financial Condition and Results Of Operations, page 43

30. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known

trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Results of Operations, page 44

Sales, page 45

31. Please expand your disclosure here and throughout your results of operations for all periods, where applicable, to provide a narrative discussion of the extent to which changes in sales are attributable to changes in prices or to changes in the volume. Please quantify these changes. See Item 303(a)(3)(iii) of Regulation S-K.

32. Please provide the basis for your belief that you will receive the first mining rights within the next year.

33. Please discuss in greater detail the government restrictions that resulted in your ceasing production from September 2010 to March 2011 both in this section and the business section. Discuss the impact future restrictions could have upon your proposed operations.

Cost of Goods Sold, page 45
Operating Expenses, page 45

34. We note you cite various factors that contributed to material changes in your costs of goods sold and operating expenses from period to period. Please expand your disclosure here and throughout your results of operations for all periods, where applicable, to identify and quantify the extent of contribution of each factor and also discuss the underlying material trends driving those changes as well as your expectations and uncertainties for the future. Refer to Instruction 4 to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Liquidity and Capital Resources, page 46

35. Considering your cash balance of $176,041 at June 30, 2011 and your lack of permits to mine, please expand your disclosure of liquidity here and throughout your management's discussion and analysis, as applicable, to indicate how you intend to fund your operations and satisfy your obligations over the next year. Please ensure to include a discussion of the capital resources needed to execute your business plan and pay planned capital expenditures and the ramifications to your operations if such plans are not realized. Refer to Items 303(a)(1) and 303(a)(2) of Regulation S-K and SEC Release 33-8350.

36. Please disclose the material terms of all your material loan or credit agreements, and file them as exhibits.

Contractual Obligations, page 48

37. We note you reference a summary table of contractual obligations which does not appear to have been included in your filing. Please either include the referenced table or modify your disclosure to remove the reference.

Directors and Executive Officers, page 52

38. Please provide the business experience of Mr. Zhu for the past five years as required by Item 401(e) or Regulation S-K.

39. Please identify your directors and provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the individual(s) should serve as a director in light of the registrant's business and structure.

Executive Compensation, page 53

40. Given your status as a public company, please revise to address the extent to which and how your compensation policies are anticipated to change.

Certain Relationships And Related Transactions, And Director Independence, page 54

Transactions with Related Persons, page 54

41. Please revise the disclosure to explain how the individuals listed in the table on page 55 are related parties.

42. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

43. Please disclose the related parties that were involved in the VIE agreements and the nature of their interest in this transaction.

44. Please clarify whether the debt of China Jinxin to certain related parties is the same as the information presented in the table on page 55.

Security Ownership of Certain Beneficial Owners and Management, page 55

45. Please disclose the address for each beneficial owner listed in the table. The company's address is generally only appropriate for officers and directors of the company.

Changes in Control, page 56

46. Please identify the client of Mr. McGill.

Description of Securities, page 57

47. We note your disclosure that "[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable." Please remove the statement or attribute the statement to counsel and file the opinion as an exhibit. The statement is a legal conclusion, which the company is not able to make.

Recent Sales of Unregistered Shares, page 59

48. Please revise your disclosure to identify the former shareholders of China Real Fortune Mining Limited and identify Ms. Song, or advise.

49. Please revise to provide the facts relied upon to make the exemption available for your issuance of 8,000,000 shares of common stock, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulation S, but do not provide sufficient facts to support your reliance upon this exemption.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Asset Retirement Cost and Obligation, page F-8

50. We note you have capitalized certain costs ("asset retirement cost, net") relating to a mining operation for which you neither have reserves or the permit to extract ore. In relation to those capitalized costs, please address the following:

- Please tell us your basis for amortizing your capitalized costs over the 7,881,330 tons of "saleable reserves" for which you have not yet obtained the legal right to mine. Please tell us why you considered this a suitable basis for amortization.
- Please tell us your basis for capitalizing these costs as a stand-alone asset instead of as part of a related asset. Refer to FASB ASC 410-20-25-5. Please tell us whether you considered expensing these costs during the period in which the corresponding liability was recognized.
- Since it appears these capitalized costs do not relate to any of your recognized assets, but instead resulted from the recognition of either an environmental obligation or a contingency, please tell us whether you considered your obligation within the scope of FASB ASC 410-30 (for environmental obligations) or FASB ASC 450-20 (for loss contingencies).

- Modify your disclosures in Note 9 – Asset Retirement Cost and Obligation on F-12, as applicable, based on changes made as a result of the points above.

Note 12 – Income Taxes, page F-13

51. Please expand your disclosure to include the components of your net deferred tax asset or liability balance, including any valuation allowance balance, as of December 31, 2010 and 2009. Please also disclose the amounts and expiration dates of operating loss and tax credit carryforwards. Refer to FASB ASC 740-10-50-2 and 50-3.

Financial Statements for the Six Months Ended June 30, 2011

General

52. Please amend your Form 8-K to include Real Fortune BVI's interim financial statements as of and for the nine-month interim period ended September 30, 2011, including comparable periods for the nine-month period ended September 30, 2010 and related pro forma financial statements. Refer to Exchange Act Rules 13a-1 and 13a-13.

53. To the extent any of our other comments on your annual financial statements are also applicable to your interim financial statements, please modify the disclosure in your interim financial statements accordingly.

Note 1 – Organization and Description of Business, page F-19

54. We note you have concluded the acquisitions between Real Fortune BVI, Real Fortune HK, China Tongda and China Jinxin were acquisitions between entities under common control. Please tell us, and revise your disclosure as appropriate to disclose, the basis for your conclusion by identifying the timing of each transaction, the owners or founders of each of these entities prior to obtaining control of each entity's respective subsidiary, and tell us the nature of the relationships between these parties that establishes common control.

Note 6 – Advance from Related Party, page F-26

55. Please expand your disclosure to indicate how the December 31, 2010 balance of $4,677,850 of advances from related parties was settled during the 2011 interim period.

Exhibits

56. We note that the share exchange agreement, the management entrustment agreement and other agreements do not appear to be execution copies showing who signed on behalf of the entities. Please revise or advise. Also, remove references to the forms of these agreements, as you should file the actual executed agreements.

57. Please file all material exhibits, schedules and/or attachments to the share exchange agreement. This would appear to include Table 1, the Company Schedule of material contracts, and Schedule 8.01.

58. Please file exhibit 10.3 in its entirety. We note that it is missing exhibits, schedules and/or attachments to the exhibit.

Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures

59. We note that you did not identify a chief accounting officer or controller on the signature page. In future Form 10-Ks, please confirm you will include the signature of your chief accounting officer or controller. See General Instruction D.(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian K. Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.